Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-255862

Supplementing the Prospectus Supplement

dated May 7, 2021 (to Prospectus dated May 7, 2021)

AIR LEASE CORPORATION

$1,200,000,000 1.875% MEDIUM-TERM NOTES, SERIES A, DUE AUGUST 15, 2026

PRICING TERM SHEET

DATE: MAY 17, 2021

Issuer:	Air Lease Corporation

Ratings*:	Standard & Poor’s Ratings Services: BBB (stable) Fitch Ratings: BBB (negative outlook) Kroll Bond Rating Agency: A- (negative outlook)

Security Description:	1.875% Medium-Term Notes, Series A, due August 15, 2026 (the “Notes”)

CUSIP:	00914AAM4

ISIN:	US00914AAM45

Principal Amount:	$1,200,000,000

Underwriting Discount:	0.600% per Note

Net Proceeds (before expenses):	$1,183,524,000

Trade Date:	May 17, 2021

Settlement Date:

May 24, 2021 (T+5)

The Issuer expects that delivery of the Notes will be made to investors on the Settlement Date, which will be the fifth business day following the date hereof (such settlement being referred to as “T+5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date hereof or the next two succeeding business days will be required, by virtue of the fact that the Notes initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery hereunder should consult their advisors.

Maturity Date:	August 15, 2026

Coupon:	1.875%

Issue Price:	99.227% of face amount

Benchmark Treasury:	UST 0.750% due April 30, 2026

Benchmark Treasury Spot / Yield:	99-19+ / 0.831%

Spread to Benchmark Treasury:	+120 basis points

Yield to Maturity:	2.031%

Interest Payment Frequency:	Semi-annual

Interest Payment Dates:	February 15 and August 15, commencing February 15, 2022 (long first coupon)

Regular Record Dates:	Every February 1 and August 1

Day Count Fraction:	30/360

Business Day Convention:	Following

Business Days:	New York

Optional Redemption:

On any date prior to July 15, 2026, we may redeem the Notes, at our option, in whole or, from time to time, in part at a redemption price equal to 100% of the aggregate principal amount of the Notes to be redeemed plus an Applicable Premium, plus accrued and unpaid interest, if any, thereon to, but excluding, the redemption date. On or after July 15, 2026, we may redeem the Notes, at our option, in whole or, from time to time, in part at a redemption price equal to 100% of the aggregate principal amount of the Notes to be redeemed plus accrued and unpaid interest, if any, thereon to, but excluding, the redemption date.

“Applicable Premium” means, with respect to a Note, on any date of redemption, the excess, if any, of (x) the present value as of such date of redemption of (i) 100% of the principal amount of such Note plus (ii) all required interest payments due on such Note through July 15, 2026, assuming such Note matured on such date (excluding accrued but unpaid interest to, but excluding, the date of redemption), computed using a discount rate equal to the Applicable Treasury Rate as of such date of redemption plus 20 basis points, over (y) the then outstanding principal of such Note.

“Applicable Treasury Rate” means as of any date of redemption of a Note, the yield to stated maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent statistical release designated as “H.15” under the caption “Treasury constant maturities” or any successor publication which is published at least weekly by the Board of Governors of the Federal Reserve System (or companion online data resource published by the Board of Governors of the Federal Reserve System) and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity that has become publicly available at least two Business Days prior to the redemption date (or, if such statistical release is no longer published, any publicly available source or similar market data)) most nearly equal to the period from the redemption date to July 15, 2026; provided, however, that if the period from the redemption date to July 15, 2026 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Applicable Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from the redemption date to July 15, 2026 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

Change of Control Repurchase Event:	Puttable at 101% of principal plus accrued and unpaid interest, if any, to the date of purchase.

Denominations/Multiples:	$2,000 x $1,000

Governing Law:	New York

Joint Book-Running Managers:

BMO Capital Markets Corp.

J.P. Morgan Securities LLC

Mizuho Securities USA LLC

Truist Securities, Inc.

BofA Securities, Inc.

Citigroup Global Markets Inc.

Fifth Third Securities, Inc.

Loop Capital Markets LLC

MUFG Securities Americas Inc.

RBC Capital Markets, LLC

Santander Investment Securities Inc.

SG Americas Securities, LLC

TD Securities (USA) LLC

Wells Fargo Securities, LLC

BNP Paribas Securities Corp.

Deutsche Bank Securities Inc.

Goldman Sachs & Co. LLC

NatWest Markets Securities Inc.

Regions Securities LLC

Citizens Capital Markets, Inc.

KeyBanc Capital Markets Inc.

CIBC World Markets Corp.

Mischler Financial Group, Inc.

Co-Managers:	Arab Banking Corporation B.S.C. CIT Capital Securities LLC Morgan Stanley & Co. LLC Keefe, Bruyette & Woods, Inc.

*

An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the Notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

Investing in the Notes involves a number of risks. See “Risk Factors” included and incorporated by reference in the related prospectus supplement dated May 7, 2021 and the related prospectus dated May 7, 2021.

The Issuer has filed a registration statement (including a prospectus) and a related prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the related prospectus supplement, including the documents incorporated by reference in each of these filings for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the related prospectus and the related prospectus supplement if you request them by contacting: (i) BMO Capital Markets Corp. toll-free at 1-866-864-7760, (ii) J.P. Morgan Securities LLC collect at (212) 834-4533, (iii) Mizuho Securities USA LLC toll-free at 1 (866) 271-7403 or (iv) Truist Securities, Inc. toll-free at (800) 685-4786.

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